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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Eagle Bancorp Montana, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

26942G100

(CUSIP number)

Mr. Terry Maltese, Sandler O’Neill Asset Management LLC,

780 Third Avenue, 5th Floor, New York, NY 10017 (212) 486-7300

(Name, address and telephone number of person authorized to receive notices and communications)

June 1, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 pages.

Exhibit Index located on Page 16	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 26942G100	Page 2 of 16 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Sandler O’Neill Asset Management, LLC
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* 00
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization New York
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 322,800
	9.	Sole dispositive power
	10.	Shared dispositive power 322,800
11.	Aggregate amount beneficially owned by each reporting person 322,800
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 7.91%
14.	Type of reporting person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 26942G100	Page 3 of 16 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* 00
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 131,500
	9.	Sole dispositive power
	10.	Shared dispositive power 131,500
11.	Aggregate amount beneficially owned by each reporting person 131,500
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 3.22%
14.	Type of reporting person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 26942G100	Page 4 of 16 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta Partners, L.P.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 5,400
	9.	Sole dispositive power
	10.	Shared dispositive power 5,400
11.	Aggregate amount beneficially owned by each reporting person 5,400
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 0.13%
14.	Type of reporting person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 26942G100	Page 5 of 16 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund, L.P.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 18,800
	9.	Sole dispositive power
	10.	Shared dispositive power 18,800
11.	Aggregate amount beneficially owned by each reporting person 18,800
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 0.46%
14.	Type of reporting person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 26942G100	Page 6 of 16 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 107,300
	9.	Sole dispositive power
	10.	Shared dispositive power 107,300
11.	Aggregate amount beneficially owned by each reporting person 107,300
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 2.63%
14.	Type of reporting person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 26942G100	Page 7 of 16 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Malta Offshore, Ltd
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 37,500
	9.	Sole dispositive power
	10.	Shared dispositive power 37,500
11.	Aggregate amount beneficially owned by each reporting person 37,500
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 0.92%
14.	Type of reporting person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 26942G100	Page 8 of 16 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person SOAM Capital Partners, L.P.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* WC
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 153,800
	9.	Sole dispositive power
	10.	Shared dispositive power 153,800
11.	Aggregate amount beneficially owned by each reporting person 153,800
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 3.77%
14.	Type of reporting person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 26942G100	Page 9 of 16 Pages

1.	Name of reporting person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds* 00
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizen or place of organization USA
Number of shares beneficially owned by each reporting person with	7.	Sole voting power
	8.	Shared voting power 322,800
	9.	Sole dispositive power
	10.	Shared dispositive power 322,800
11.	Aggregate amount beneficially owned by each reporting person 322,800
12.	Check box if the aggregate amount in Row (11) excludes certain shares* ☐
13.	Percent of class represented by amount in Row (11) 7.91%
14.	Type of reporting person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (“Common Stock”), of Eagle Bancorp Montana, Inc. (the “Issuer”), a company incorporated in Delaware, with its principal office at 1400 Prospect Avenue, Helena, Montana 59601.

Item 2.	Identity and Background.

(a) This statement is being filed by (i) Sandler O’Neill Asset Management LLC, a New York limited liability company (“SOAM”), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership (“MP”), Malta Hedge Fund, L.P., a Delaware limited partnership (“MHF”), Malta Hedge Fund II, L.P., a Delaware limited partnership (“MHFII”) and Malta Offshore, Ltd., a Cayman Islands company (“MO”), (ii) SOAM Holdings, LLC, a Delaware limited liability company (“Holdings”), with respect to shares of Common Stock beneficially owned by MP, MHF and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, and (vii) Terry Maltese, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII and MO; and as managing member of SOAM Ventures, LLC (“Ventures”), a Delaware limited liability company, with respect to shares of Common Stock beneficially owned by SOAM Capital Partners, L.P. (“SCP”), a Delaware limited partnership of which Ventures is the management company. The foregoing persons are hereinafter sometimes referred to collectively as the “Reporting Persons” and MP, MHF and MHFII are sometimes collectively referred to herein as the “Partnerships.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member and President of Holdings and SOAM is Mr. Maltese. In his capacity as President and managing member of Holdings, Ventures, and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MHFII, SCP, MO, SOAM and Holdings. The non-managing member of Holdings and SOAM is Sandler O’Neill Holdings, LLC, a New York limited liability company (“S.O. Holdings”).

(b) The address of the principal offices of each of MP, MHF, MHFII, SCP, Holdings and SOAM and the business address of Mr. Maltese is Sandler O’Neill Asset Management LLC, 780 Third Avenue, 5th Floor, New York, New York 10017. The address of the principal office of MO is c/o BYSIS Hedge Fund Services (Cayman) Limited, P.O. Box 30362 SMB, Harbour Centre, Third Floor, George Town, Grand Cayman, Cayman Islands, British West Indies. The address of the principal office of S.O. Holdings is c/o Sandler O’Neill & Partners, L.P., 919 Third Avenue, 6th Floor, New York, New York 10022.

(c) The principal business of MP, MHF, MHFII, and SCP is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of S.O. Holdings is investing in Holdings and SOAM.

(d) During the last five years, none of MP, MHF, MHFII, SCP MO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of MP, MHF, MHFII, MO, SCP, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Maltese is a U.S. citizen.

Item 3.	Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MHFII, MO, and SCP is $56,153, $195,472, $1,115,686, $389,894, and $1,604,013 respectively. Such shares were purchased with the investment capital of the respective entities.

Item 4.	Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons will continuously evaluate the financial condition, results of operations, business and prospects of the Issuer, the securities markets in general and the market for the Common Stock in particular, conditions in the economy and the financial institutions industry generally and other investment opportunities, all with a view to determining whether to hold, decrease or increase its investment in the Common Stock, through open market, privately negotiated or any other transactions. In the ordinary course of evaluating its investment, representatives of the Reporting Persons may from time to time seek to (or be invited to) discuss the business and policies of the Issuer with the management of the Issuer. However, none of the Reporting Persons has any plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) Based upon an aggregate of 4,083,127 shares of Common Stock outstanding, as determined by the Issuer’s most recently available public information, as of the close of business on May 12, 2010:

(i)	MP beneficially owned 5,400 shares of Common Stock, constituting 0.13% of the shares outstanding.

(ii)	MHF beneficially owned 18,800 shares of Common Stock, constituting approximately 0.46% of the shares outstanding.

(iii)	MHFII beneficially owned 107,300 shares of Common Stock, constituting approximately 2.63% of the shares outstanding.

(iv)	MO beneficially owned 37,500 shares of Common Stock, constituting approximately 0.92% of the shares outstanding.

(v)	SCP beneficially owned 153,800 shares of Common Stock, constituting approximately 3.77% of the shares outstanding.

(vi)	SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, MO, and SCP under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 5,400 shares owned by MP, the 18,800 shares owned by MHF, the 107,300 shares owned by MHFII, the 37,500 shares owned by MO, and the 153,800 shares owned by SCP, or an aggregate of 322,800 shares of Common Stock, constituting approximately 7.91% of the shares outstanding.

(vii)	Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF and MHFII, under the provisions of Rule 13d-3 of the Securities and Exchange Commission (“Rule 13d-3”), Holdings may be deemed to beneficially own the 5,400 shares owned by MP, the 18,800 shares owned by MHF, and the 107,300 shares owned by MHFII, or an aggregate of 131,500 shares of Common Stock, constituting approximately 3.22% of the shares outstanding.

(viii)	Mr. Maltese directly owned no shares of Common Stock. By reason of his position as President of Holdings and SOAM, Mr. Maltese may be deemed to beneficially own the 5,400 shares owned by MP, the 18,800 shares owned by MHF, the 107,300 shares owned by MHFII, the 37,500 shares owned by MO, and the 153,800 shares owned by SCP, or an aggregate of 322,800 shares of Common Stock, constituting approximately 7.91% of the shares outstanding.

(ix)	In the aggregate, the Reporting Persons beneficially own 322,800 shares of Common Stock, constituting approximately 7.91% of the shares outstanding.

(x)	S.O. Holdings directly owned no shares of Common Stock.

(b) The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by MO. Mr. Maltese, as President and managing member of Holdings, Ventures, and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to June 1, 2010 the Reporting persons effected the following transactions in the Common Stock.

Transactions by MP last 60 days

Date	Transaction	Price	Shares
05/10/10	Purchase	10.5067	200
05/11/10	Purchase	10.4999	200
05/26/10	Purchase	10.0744	200
05/27/10	Purchase	10.0840	100
05/28/10	Purchase	10.0955	100
06/01/10	Purchase	10.0711	200

Transactions by MHF last 60 days

Date	Transaction	Price	Shares
05/07/10	Purchase	10.4000	100
05/10/10	Purchase	10.5067	800
05/11/10	Purchase	10.4999	600
05/26/10	Purchase	10.0744	500
05/27/10	Purchase	10.0840	300
05/28/10	Purchase	10.0955	400
06/01/10	Purchase	10.0711	900

Transactions by MHFII last 60 days

Date	Transaction	Price	Shares
05/07/10	Purchase	10.4000	800
05/10/10	Purchase	10.5067	4,700
05/11/10	Purchase	10.4999	3,300
05/26/10	Purchase	10.0744	3,100
05/27/10	Purchase	10.0840	1,600
05/28/10	Purchase	10.0955	2,400
06/01/10	Purchase	10.0711	5,000

Transactions by MO last 60 days

Date	Transaction	Price	Shares
05/07/10	Purchase	10.4000	300
05/10/10	Purchase	10.5067	1,600
05/11/10	Purchase	10.4999	1,100
05/26/10	Purchase	10.0744	1,100
05/27/10	Purchase	10.0840	500
05/28/10	Purchase	10.0955	800
06/01/10	Purchase	10.0711	1,800

Transactions by SCP last 60 days

Date	Transaction	Price	Shares
05/07/10	Purchase	10.4000	1,200
05/10/10	Purchase	10.5067	7,300
05/11/10	Purchase	10.4999	5,200
05/26/10	Purchase	10.0744	1,000
05/27/10	Purchase	10.0840	500
05/28/10	Purchase	10.0955	700
06/01/10	Purchase	10.0711	1,600

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	Sandler O’Neill Asset Management LLC	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O’Neill Asset Management LLC

By:	SOAM Venture Holdings	By:	/s/ Terry Maltese
By:	/s/ Terry Maltese		Terry Maltese President
Terry Maltese Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: June 8, 2010

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	Sandler O’Neill Asset Management LLC	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese President		Terry Maltese Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O’Neill Asset Management LLC

By:	SOAM Venture Holdings	By:	/s/ Terry Maltese
By:	/s/ Terry Maltese		Terry Maltese President
Terry Maltese Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese